Exhibit 99.1

FLY Leasing Announces Proposed Senior Secured Term Loan

Dublin, Ireland, July 19, 2012 – FLY Leasing Limited (NYSE: FLY) (“FLY”), a leading global lessor of modern commercial jet aircraft, today announced it intends to raise a new senior secured term loan of approximately $395 million. FLY intends to use the proceeds from the new loan to refinance its remaining 2012 debt maturities, as well as the outstanding debt under a facility that matures in 2013. The senior secured term loan will be secured by 23 aircraft and will be recourse to FLY.

There can be no assurance that FLY will be successful in obtaining financing at the time or on the terms it desires.

FLY also announced today that it will release its second quarter 2012 earnings results before the market opens on Wednesday, July 25, 2012. The conference call to discuss these earnings results will remain as previously scheduled at 9:00 a.m. U.S. Eastern Time on Thursday, August 2, 2012.

About FLY

FLY acquires and leases modern, high-demand and fuel-efficient commercial jet aircraft under multi-year operating lease contracts to a diverse group of airlines throughout the world. FLY has 108 aircraft on lease to 53 airlines around the world. FLY is managed and serviced by BBAM LP, one of the world’s leading aircraft lease managers with more than 20 years of experience. For more information about FLY, please visit our website at www.flyleasing.com.

Cautionary Statement Regarding Forward-Looking Statements

This press release contains certain “forward - looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as “expects,” “intends,” “anticipates,” “plans,” “believes,” “seeks,” “estimates,” “will,” or words of similar meaning and include, but are not limited to, statements regarding the outlook for the proposed term loan, as well as FLY’s future business and financial performance. Forward-looking statements are based on management’s current expectations and assumptions, which are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Actual outcomes and results may differ materially due to global political, economic, business, competitive, market, regulatory and other factors and risks. FLY expressly disclaims any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in its views or expectations, or otherwise.

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Contact:

Matt Dallas

FLY Leasing Limited

+1 203-769-5916

ir@flyleasing.com